UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70470

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING February 17, 2021 AND ENDING December 31, 2021
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Greentiger Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7 World Trade Center, 46th Floor, 250 Greenwich Street
                              (No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tracie E. O'Keefe	(732) 691-7010	tokeefe@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company
                    (Name – if individual, state last, first, and middle name)

505 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

1/5/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Kevin L. Wheeler</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Greentiger Securities LLC</u>, as of <u>December 31</u>, 2 <u>021</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

CEO

_____

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _San Diego_ }

On _March 30, 2022_ before me, _Erin Nash Notary Public_
　　　Date　　　　　　　　　　　　Here Insert Name and Title of the Officer

personally appeared _Kevin L. Wheeler_
　　　　　　　　　　　　Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



ERIN NASH
Notary Public - California
San Diego County
Commission # 2237679
My Comm. Expires May 9, 2022

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____
　　　　　Signature of Notary Public

Place Notary Seal and/or Stamp Above

─────────── **OPTIONAL** ───────────

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _Annual Reports_

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
□ Corporate Officer – Title(s): _____
□ Partner – □ Limited □ General
□ Individual　　　□ Attorney in Fact
□ Trustee　　　　□ Guardian of Conservator
□ Other: _____
Signer is Representing: _____

Signer's Name: _____
□ Corporate Officer – Title(s): _____
□ Partner – □ Limited □ General
□ Individual　　　□ Attorney in Fact
□ Trustee　　　　□ Guardian of Conservator
□ Other: _____
Signer is Representing: _____

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GreenTiger Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GreenTiger Securities, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of GreenTiger Securities, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of GreenTiger Securities, LLC's management. Our responsibility is to express an opinion on GreenTiger Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GreenTiger Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as GreenTiger Securities, LLC's auditor since 2021.

Olathe, Kansas
March 26, 2022

GREENTIGER SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF GREENTIGER AI, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	100,705
Prepaid expenses and other assets		3,874
TOTAL ASSETS	$	104,579

LIABILITIES AND MEMBER'S EQUITY

Due to Parent		4,963
Total Liabilities		4,963
Member's Equity		99,616
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	104,579

The accompanying notes are an integral part of these financial statements and should be read in
conjunction herewith.

1. Organization and Nature of Business Activity

Greentiger Securities LLC (the "Company") is a Limited Liability Company formed in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Greentiger AI, Inc. (the "Parent").

The Company received its FINRA approval for membership and began operating as a registered broker dealer with SEC and FINRA on February 17, 2021. The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company does not handle cash or securities on behalf of customers. The Company has not yet engaged a clearing firm or commenced business, but will introduce all business through its clearing broker/dealer in the future.

2. Summary of Significant Accounting Policies

A.   Revenue Recognition

Commission income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the third business day following the transaction date. Any receivable for such transactions is evaluated by management for collectability. There is no material difference from the trade date basis, as required by accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company adopted FASB ASC 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

B.   Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days when issued to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash.

C.   Use of Estimates

The Company maintains its books and records on the accrual basis in accordance with U.S. GAAP which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

D.   Basis of Presentation

The financial statements have been prepared in accordance with U.S GAAP.

3. Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the period of February 17, 2021 to December 31, 2021 management has determined that there are no material uncertain income tax positions.

4. Related-Party Transactions

In February 2021 the Company and the Parent entered into an expense sharing agreement under which the Parent allocates rent and technology expenses to the Company. The Parent allocated $24,296 in rent and technology expenses under the agreement for the period of February 17, 2021 to December 31, 2021. During 2021

repayment of allocated expenses had been offset as capital contributions by the Parent totaling $55,333 and are reflected in the statement of changes in member's equity.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

The Company's transactions will be introduced to a clearing broker/dealer, and the Company's customer securities activities are transacted a cash basis. The Company may be exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. At December 31, 2021, there were no such transactions requiring settlement.

6. Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $95,742 which was $90,742 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .052 to 1.

7. Reserve Requirement Computation and Possession and Control Requirements

The Company is registered with FINRA as a broker dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, the Company is not required to compute Reserve Requirements nor is subject to the Possession or Control Requirements under SEC Rule 15c3-3.

8. Fair Value Measurement

The Company records its investments, as applicable, at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

9. Commitments and Contingencies

On a monthly basis, the Parent allocates the rent and technology expenses to the Company in accordance with the terms of the expense sharing agreement. See note 4.

The Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2021 or during the year then ended.

10. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2021 or during the year then ended.

11. Subsequent Events

The Company has evaluated events and transactions subsequent to December 31, 2021 for items requiring recording or disclosure in the financial statements. The

evaluation was performed through the date the financial statements were available to be issued. No events have been identified which require disclosure.